Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

June 26, 2019

Via EDGAR

Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Exchange-Traded Funds (the “Registrant”)
Registration No. 333-201935, 811-23029
Post-Effective Amendment No. 88 to the Registration Statement on Form N-1A (the "Amendment")

Dear Ms. White,

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on June 5, 2019. The Registrant filed the Amendment with the Commission on April 22, 2019, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No.88).
Comments to the Prospectus
Comment 1. Please confirm the Registrant will update series and class IDs and tickers when available.
Response: Confirmed.
Comment 2. For each ETF, please consider adding an example in the Item 9 disclosure of how the modified market capitalization weighting used by each index works.
Response: The Registrant will add a cross reference in Item 9 to the portion of the prospectus with the index methodologies (to which the Registrant has added a more detailed description of the weighting approach).
Comment 3. Please consider listing risks in order of importance instead of alphabetically.
Response: Although some risks may be more prominent than others, the Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily when they are in alphabetical order.
Comment 4. For the Principal U.S. Large-Cap Multi-Factor Core Index ETF, please add a statement that under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in U.S. large capitalization companies.
Response: The Registrant will make the requested revision.

Comment 5. For the Principal U.S. Small-MidCap Multi-Factor Core Index ETF, please add a statement that under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in U.S. small and medium capitalization companies.
Response: The Registrant will make the requested revision.
Comment 6. Should index fund risk be listed in the chart? Please advise or revise.
Response: The risks related to passive management (index funds) are described above the chart.
As requested, the Registrant is filing this response at least five days prior to the anticipated date of filing the amendment pursuant to Rule 485(b). Please call me at 515-235-1209 if you have any questions.

Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant